Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

MATERIAL FACT

ITAÚ UNIBANCO HOLDING S.A. (“Company”) informs its stockholders that the Board of Directors, meeting on December 15, 2017, resolved to:

a)	cancel the 31,793,105 common shares acquired by means of an auction on December 14, 2017 as soon as the Company has the ownership over them, without the reduction of the capital amount. The above mentioned shares were acquired by the Company by means of the buyback program authorized by Board of Directors on August 31, 2017 in accordance with Instruction No. 567/15 of the Brazilian Securities and Exchange Commission (“CVM”);

a.1) as a result of this cancellation, the capital amounting to R$ 97,148,000,000.00 now comprises 6,550,514,438 book-entry shares with no par value, 3,319,951,112 of which are common shares and 3,230,563,326 are preferred shares, and the resulting changes in the Bylaws will be resolved upon in the next General Stockholders’ Meeting;

b)	terminate early, as from December 20, 2017, the buyback program of its own stock approved at the meeting of Board of Directors held on August 31, 2017;

c)	approve a new stock buyback program, which shall take effect from December 20, 2017, authorizing the acquisition of up to 28,616,649 of its own common shares and 50,000,000 of its own preferred shares, without the reduction of the capital amount, to be held as treasury stock, cancelled or replaced in the market, in accordance with paragraphs 1 and 2 of Article 30 of Law No. 6,404/76 and CVM Instruction No. 567/15;

Purpose

The potential purposes of the stock acquisition process are: (i) to maximize the allocation of capital by means of the efficient investment of the resources available; (ii) to provide for the delivery of shares to employees and management members of the Company and its subsidiaries in the scope of the remuneration models and long-term incentive plans; and/or (iii) to use the shares acquired should there be business opportunities in the future.

Economic Effects

The acquisition of its own shares may have the following impacts:

•	For stockholders: (i) greater return in the form of dividends since the shares acquired by the Company are withdrawn from market and the payment of dividends is distributed over a lower number of shares; and (ii) increase in the percentage of interest of the stockholder if the shares are cancelled.
•	For the Company: (i) optimization in the use of the resources available for investment; and (ii) change in the capital ratio.

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In the event of the buyback of the totality of the shares within this program, the financial amount spent will not have significant accounting effects on the Company’s results.

Term for the acquisition of shares

The operations will be carried out on the stock exchange in the period from December 20, 2017 to June 19, 2019, at market value, and intermediated by Itaú Corretora de Valores S.A., headquartered at Av. Brigadeiro Faria Lima, 3500, 3º andar, Parte, in the city of São Paulo (State of São Paulo).

The Board of Directors understands that the setllement of the acquisition of its own shares is compatible with the Company’s financial position and it does not foresee any impact on compliance with the obligations assumed, considering that:

•	On September 30, 2017, the resources available for the acquisition of the shares issued by the Company reached:
✓	R$ 1,515,191,846.31 in Capital Reserves; and
✓	R$ 19,636,472,499.34 in Revenue Reserves.

•	The Company manages its liquidity reserves based on estimates of the resources that will be available for investment, taking into consideration the continuity of business in usual conditions. Therefore, full payment ability is assured in relation to the financial commitments assumed. For further details, please see the Note “Cash and Cash Equivalents” in the Company’s Financial Statements on the Investor Relations website (https://www.itau.com.br/investor-relations).

The Company’s Executive Board, after its meeting and as requested by the Board of Directors, verified the limit applicable for the acquisition of common shares in accordance with CVM Instruction No. 567/15, which is indicated in Attachment I.

São Paulo (State of São Paulo), December 15, 2017.

ALEXSANDRO BROEDEL LOPES

Group Executive Finance Director and Investor Relations Officer

ATTACHMENT I

Itaú Unibanco Holding S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

ATTACHMENT 30-XXXVI OF CVM INSTRUCTION No. 480/09

(Trading of Own Shares)

1. Justify in detail the purpose and the economic effects expected from the operation:

Purpose

The potential purposes of the stock acquisition process are: (i) to maximize the allocation of capital by means of the efficient investment of the resources available; (ii) to provide for the delivery of shares to employees and management members of the Company and its subsidiaries in the scope of the remuneration models and long-term incentive plans; and/or (iii) to use the shares acquired should there be business opportunities in the future.

Economic Effects

The acquisition of its own shares may have the following impacts:

•	For stockholders: (i) greater return in the form of dividends since the shares acquired by the Company are withdrawn from market and the payment of dividends is distributed over a lower number of shares; and (ii) increase in the percentage of interest of the stockholder if the shares are cancelled.
•	For the Company: (i) optimization in the use of the resources available for investment; and (ii) change in the capital ratio.

In the event of the buyback of the totality of the shares within this program, the financial amount spent will not have significant accounting effects on the Company’s results.

2. Inform the number of shares (i) comprising the free float and (ii) already held as treasury stock.

Shares comprising the free float: 317,990,330 common shares and 3,205,418,677 preferred shares registered on November 30, 2017.

Shares held as treasury stock: 3,074 common shares and 73,212,248 preferred shares registered on November 30, 2017.

On December 14, 2017, a total of 31,793,105 common shares issued by the Company were acquired by means of an auction and they will be cancelled as soon as the Company has the ownership over them.

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3. Inform the number of shares that may be acquired or sold.

Up to 28,616,649 common shares and 50,000,000 preferred shares without the reduction of the capital amount, equivalent to approximately 9.99% of the 286,197,225 common shares comprising the free float, already taking into consideration the cancellation of the shares mentioned above, and 1.55% of the 3,205,418,677 preferred shares comprising the free float, registered on November 30, 2017.

4. 4. Describe the main characteristics of the derivative instruments that the company may use in the future, if any.

The Company will not use derivative instruments.

5. Describe any agreements or existing voting instructions between the company and the counterparty to the operations.

The acquisitions of shares will be carried out through operations on the stock exchange and there are no voting instructions between the Company and the counterparties to the operation.

6. In the event that operations are carried out outside the organized securities markets, please inform: (a) the maximum (minimum) price for which the shares will be acquired (sold); and (b) if applicable, the reasons justifying the operation at prices of more than ten percent (10%) higher, in the case of acquisition, or more than ten per cent (10%) lower, in the case of sale, at the average price, weighted by volume, in the previous ten (10) trading days.

Not applicable since the acquisitions of shares issued by the Company will be carried out through operations on the stock exchange at market value.

7. Inform, if any, the impacts that trading will have on the shareholding composition or the management structure of the company.

There will be no impact on the management structure of the Company as a result of the acquisition of shares issued by the Company nor will there be an impact on the shareholding composition since the Company has a defined controlling stake.

8. Identify the counterparties, if known, and, in the event that the counterparty is a party related to the company, as set out in the accounting rules that cover this matter, also supply information required by Article 8 of CVM Instruction No. 481 of December 17, 2009.

The acquisitions of shares issued by the Company will be carried out through operations on the stock exchange and the counterparties are unknown.

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9. Indicate the use of the funds accrued, if applicable.

Not applicable since, for the moment, the transactions will be limited to the acquisition of shares and not sale.

10. Indicate the final deadline for the settlement of the authorized operations.

The final deadline for the settlement of the approved operations is June 19, 2019.

11. Identify institutions that will act as intermediaries, if any.

The operations will be intermediated by Itaú Corretora de Valores S.A., headquartered at Av. Brigadeiro Faria Lima, 3500, 3º andar, Parte, in the city of São Paulo (State of São Paulo).

12. Specify the available funds to be used in accordance with Article 7, Paragraph 1 of CVM Instruction No. 567 of September 17, 2015.

On September 30, 2017, the resources available for the acquisition of the shares issued by the Company reached:

✓	R$ 1,515,191,846.31 in Capital Reserves; and
✓	R$ 19,636,472,499.34 in Revenue Reserves.

13. Specify the reasons for which members of the board of directors feel comfortable that the buyback of shares will not have an adverse impact on the ability to comply with obligations assumed with creditors or the payment of mandatory dividends, whether fixed or minimum.

The Board of Directors understands that the settlement of the acquisition of its own shares is compatible with the Company’s financial position and it does not foresee any impact on compliance with the obligations assumed, considering that:

•	The Company manages its liquidity reserves based on estimates of the resources that will be available for investment, taking into consideration the continuity of business in usual conditions. Therefore, full payment ability is assured in relation to the financial commitments assumed. For further details, please see the Note “Cash and Cash Equivalents” in the Company’s Financial Statements on the Investor Relations website (https://www.itau.com.br/investor-relations).

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